Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Going Public and What it Means for IoT Companies | KORE Wireless’s Romil Bahl

IoT For All | E121 Podcast Transcript

June 22, 2021

– You are listening to the IoT For All Media Network.

– [Ryan] Hello everyone and welcome to another episode of the IoT for All podcast on the IoT For All Media Network. I’m your host, Ryan Chacon, one of the Co-Creators of IoT For All. Now, before we jump into this episode, please don’t forget to subscribe on your favorite podcast platform or join our newsletter at IoTforall.com/newsletter to catch all the newest episodes as soon as they come out. Before we get started, if any of you out there are looking to enter the fast-growing and profitable IoT market, but don’t know where to start, check out our sponsor, Leverage’s IoT solutions development platform, which provides everything you need to create turnkey IoT products that you can white label and resell under your own brand. To learn more, go to itTchangeseverything.com, that’s IoTchangeseverything.com. So without further ado, please enjoy this episode of the IoT For All podcast. Welcome Romil to the IoT For All show. How’s your week going so far?

– [Romil] Well, thanks. Well, and thanks for having me on.

– [Ryan] Absolutely, it’s great to have you. Some exciting stuff has been going on at KORE from everything I’ve been reading, so I wanna get into that in a second, but I wanted to start off by just having you introduce yourself to our audience. KORE is a very well-known name in the IoT space, so I’m pretty sure most of our listeners have heard of the company, which we can dive into also in a second, but for you being, you know, the CEO of KORE, I’d love if you could just kinda give some background about yourself, you know, anything you think would be relevant, interesting for our audience to understand who they’re listening to.

– [Romil] Well, no, I appreciate that Ryan, and yes. You know, look, this is my third CEO gig, so hopefully I’m making sorta less mistakes as I go along or at least not making the same ones over and over. But, you know, the first company I had the opportunity to run back when I was 40 years old, the board of directors was gracious enough, maybe brave enough, to give a young Romil Bahl a chance to run a company, run a public company. That’s what brought the family here to Atlanta. We’ve been able to stay relatively stable here for about a dozen years now, which is kind of nice. And our two daughters have sorta grown up in Atlanta. In between, I ran a private equity company headquartered in Detroit, but I was able to do that sorta commuting, so that helped. And that was actually my first introduction to the internet of things, right? So, you know, you could argue that the first real use case of IoT was sort of that whole fleet and connected cars, sort of that telematic phase. In fact, there was a time when KORE was called KORE Telematics. The name was KORE Telematics ’cause that’s what the entire industry sort of into IoT was about. But anyway, we ended up pivoting that company, Lochbridge, towards the connected car space. We showed that to a strategic buyer in the middle of ’17, and then a few months later, ABRY called and said, “Hey, there’s a IoT company in your backyard in Atlanta, and would you like to come?” And so, yeah. So almost four years ago when I first started that conversation, I didn’t think four years later you and I’d be having this chat after having announced a SPAC, but it’s been a fun run.

– [Ryan] Yeah, fantastic. So speaking about the SPAC and kind of everything that’s going on, obviously some big news came out today. Our listeners may be hearing this a few weeks after this news, but you guys had fantastic quarter one revenue numbers, 55 million plus, 3,600 customers, talks about going public in Q3, a SPAC merger. Dive into that a little bit and talk to our audience about kind of why now is the time for not just KORE, but, you know, a well-known IoT company to kind of venture down that IPO route.

– [Romil] Yeah. That’s a great lead and great set of questions, and appreciate the kind words, Ryan, on the press release we put out today. It really is a lot of momentum, right? Let’s just talk about that first, and then we’ll switch to the go public, if you will. But I mean, you know, it feels to me like sort of somewhere in the second half of last year we hit an inflection point. Since I’ve been here, we’ve had a couple of headwinds to deal with. Now, when people talk about the internet of things, we mostly talk about the massive tailwinds that this market has, right? Going from roughly 12 billion IoT devices in 2020 to roughly 75 billion IoT devices in 2030. We’re in this decade of IoT, as I call it, and what we’ve been getting ready for at KORE with our transformation effort these last three years is exactly this, is getting ready to really participate in this tidal wave of devices coming at us, right? And so there is sort of an inflection point, despite the headwinds. So I said headwinds. So what are those headwinds? Well, we had some customer churn from back in the 2014, 2015, 2016 timeframe when we did some acquisitions. We’ve had to deal with some ARPU declines as we are helping migrate our customers into LTE, the long-term evolution of telecommunications and cellular connectivity. So some of that average revenue per unit, the ARPU, has been going down, you know, somewhat dramatically as a one-time type shift as we go from the old, expensive 2G, 3G networks to the new LTE. But despite that, you know, we started to feel like we had hit an inflection point in the second half of last year. And I think what you see in the first quarter is the proof point of that, right? So if we can grow 10.8%, I think it was revenue growth Q1’21 over Q1’20, in the face of those headwinds, then certainly without those headwinds, as things settle down here over the next couple of years, as those go away, this should be well north a 20% top-line growth company, which, by the way, is more than what we’ve, you know, promised, if you will, right? Our final forecast that we’ve put out there as part of our go-public process, you know, I would say only gets us to a little over $400 million by 2025. We internally would like to be a billion-dollar company.

– Of course.

– [Romil] Right around then. You know, if not much, much later, so. Anyway, so that’s kinda just my commentary on the momentum. Does that makes sense?

– Mm-hmm. Yes.

– [Romil] All right. So now let’s go into the why public now conversation, and perhaps the why SPAC KORE conversation, you know, which I think is relevant as well. So let me say that, first of all, this is not something new for us at KORE to consider going public. In fact, all the way back about three years ago in our May 2018 board meeting, we, for the first time, actually talked about potentially an IPO being a great alternative, great strategic alternative or outcome for KORE. And why did we think that? We thought that primarily because the characteristics of our business are very sort of public company-like, if you will. So recurring revenue off the chart, 91% plus over 91% recurring revenue last year. So that should mean to your listener, to the average investor is, you know, we’re not gonna surprise on the downside, we’re not gonna have a lot of volatility, right? So you say, “Okay, so, you know, fantastic revenue visibility, fantastic recurring revenue, fantastic tailwinds for the next 10 years.” Probably the next 15 to 20 years, really, because, you know, 5G for IoT probably doesn’t become real until the second half of this coming decade. And so I think 5G growth will continue to power all the way through 2035. So you say, “Wow, you got all of that going for you as a public company.” Add to that the fact that many of us on the leadership team have public company expertise, public company experience. That’s not typical for a small-cap, you know, medium-cap private equity company to have that kind of public company experience on their team. And so, yeah. And by the way, that’s CFO, that’s CHRO, that’s myself, right? So several of us have been in public company roles. With out CIO, our CTO was a CIO of a public company. So you really take all of that, and you say, “This is something we’ve been considering for a while.” Now, we’d had a couple of other SPAC conversations that weren’t as interesting to us, but when Cerberus, as the sponsor, a very credible sponsor, obviously, you know, they run a $50 billion, highly-successful Wall Street Capital business, you know, when they said, “Hey, we’re gonna launch a SPAC franchise and here’s our first one, CTAC one.” And when CTAC one said, “Hey, we’re looking at over 100 companies, but we really like your portfolio company, ABRY.” They called our private equity shop, ABRY, and said, “We really like your portfolio company, KORE. Could we have a conversation with them?” You know, we collectively felt like, “Hey, this is worthy of a conversation,” right?

– Sure.

– [Romil] And so here’s what I’ll say to you, right? We didn’t do this to tap into some kind of SPAC craze or what have you, and the volatility and the ups and the downs here don’t really bother us. To us, the purpose of the conversation was to go hand in hand with a very credible sponsor into becoming a public company where we believe we are very well suited to be for the long term, right?

– Sure. And frankly, I’ll say one last thing, Ryan, which is, look, I mean, we welcome additional scrutiny. We welcome the SCC looking closer because we’re a real company with real revenue, real EBITA, real plan, and real diligence done by CTAC. And so we’re very confident in the future here and this isn’t some sort of speculative play, so.

– [Ryan] That’s fantastic. So just two quick follow-up questions. for our audience’s sake, can you talk a little bit more about what a special purpose acquisition company is? So SPAC, which is what we’ve been saying. Can you talk a little bit about what that is and the decision behind using kind of that approach to go public as opposed to just going straight into an IPO yourself? And then also the benefits that you all view as being public versus staying private, and kind of, just for our audience’s sake, to understand kind of the value you’re seeing it as, that why that’s the right decision.

– [Romil] Absolutely. And let me actually start with that, the second of the two questions, which I really should’ve hit, but my answer was getting so long I just stopped talking. Let me get that second one first ’cause it really sets up the premise, right? So I talked about the fact that we have very good characteristics of being a public company. I didn’t talk enough about the benefits of being public and why we would wanna be public, so let’s talk about that. First and foremost, just the brand visibility and positioning, you know, that it gives us is fantastic, right? I mean, just, you know, you and I, we’re probably not having this conversation had we not been going through this process. But equally, and you started Ryan by saying many of your audience might know KORE, I’ll just say that if you knew KORE at all, right, before this conversation, you probably thought of us as a IoT connectivity shop.

– 100%.

– [Romil] Right? And you wouldn’t have been wrong. That’s what you would have known us as. The fact though is that if you’ve blinked over the last couple of years, you would’ve missed sort of the breathtaking transformation the KORE team’s been executing on, I’m so proud of this team, you know, despite the COVID pandemic and this and that, and everything else. If anything, we’ve accelerated the scale and speed at which we’re transforming to become a connectivity solutions analytics player, right? So more to come on that as we talk about the business and the strategy, and the positioning, but the fact is that we are getting the ability to tell the story as investors and strategic investors are hearing our story, they’re actually introducing us to their own portfolio companies and others. And so I think just that brand and positioning will do us a world of good. So that’s reason number one to go public. Reason number two to go public is financial flexibility. I mean, I think everybody understands kind of the private equity sort of LBO game, right? The leveraged buyout game, high, high levels of debt which mean that EBITA is very, very important to keep high. But equally, you know, we had eight or nine terms of debt, you know, before which limited our ability to do M&A activity greatly. The amount of cash we could spend needed to be delevering at all times. The private equity stock is not exactly a liquid currency to use for our acquisitions. So a number of things were stacked against us. We are using every single dollar from this go-public effort to pay down debt. Every dollar that is not going to an expense, right, a banker or an auditor, or a lawyer, is going to pay down debt from roughly eight or nine times. Actually, the pro forma says about 1.7 times the debt, which is fantastic. And that’s just with 130 plus million dollars of cash on the balance sheet. So it is a fantastic delevering moment, gives us the flexibility, gives us the public currency to really accelerate our M&A, our inorganic part of this journey towards that billion dollar upside case, if you will. And I’ll say the third of the big three reasons to go public was indeed that Cerberus, and more specifically the CTAC team, the server’s telecom acquisition company, which is the SPAC that we’re merging with, the advisor group on that team. From Tim Donahue who was the exec chair of Sprint Nextel, actually sold Nextel to them, he was a CEO there, you know, he grew up at McCaw after an AT&T career, I mean, you know, just you start with the quality, a guy like that, a quality guy like Shaygan Kheradpir, who’s been a CIO, CTO at Verizon, and others up and down that list. Just fantastic group of people who are themselves connected very well, as is the service operating group. So I think that the network effect of those individuals across the kinds of companies we wanna do business with, we wanna partner with is the third big reason to go public. Okay?

– Okay.

– [Romil] Now let’s go back to the question sort of what is a SPAC? You know, why a SPAC? So, look, I mean, first of all, SPACs have been around, you know, 30 years. people are surprised about that because they’ve only heard about it, most of us, in the last year or two. But really, you know, SPACS have been around forever. You know, they’ve had ups and downs like most any financial instrument does in terms of how much volume of them are coming through. They’ve had a recent spike that obviously then raises questions, et cetera. But the fundamental purpose of a SPAC is to actually, you know, accelerate shareholder value creation, right? It is to go find a company of very high quality, which I would argue CTAG did, right?

– Yeah.

– [Romil] They talked to over a hundred companies. They shortlisted down to six and did diligence on six. Somehow we were the last ones standing at the end of last year. And they signed an exclusive agreement with us at that point. And then through January and February, they did even more diligence. And then we went out and, together, sort of raised a PIPE investment, right?

– Right.

– [Romil] We went out looking for $150 million. A couple of weeks into that process, we were almost 2x oversubscribed, right?

– Fantastic.

– [Romil] So we up-sized the PIPE to 225 million from 150. And obviously that PIPE was led by the likes of COKE and BlackRock, and other very, you know, very, very interesting names. Anyway, so that process has gone on, and I would argue, again, that, you know, that CTAC has done exactly what they were supposed to do, which was to bring this, you know, we think, largely unknown, largely hidden, you know, gem to market and make it available to investors. So when used correctly, appropriately with the right diligence, et cetera, I think the SPAC is a tremendous weapon. It can bring you to a public listing in nine months, 10 months as opposed to 18 to 24 months.

– Right. Right.

– [Romil] So for a management team like ours here at KORE that’s heads down, busy executing on a massive transformation, not being tied up for 18 to 24 months is hugely valuable, hugely efficient, and valuable for our shareholders ’cause.

– 100%.

– We’re distracted for less amount of the time. So there you go.

– Absolutely.

– So, yeah.

– [Ryan] Yeah, that’s fantastic and I appreciate all those insights. So it sounds like a very strategic decision as opposed to necessarily like going public just because you need the money. The money is obviously a bonus there, but it’s more of just everything timed up well, and it sounds like it’s the prime opportunity for KORE to kind of make that push into public. And, you know, there’s a lot of strategic reasons, relationships you guys are gathering to help you guys reach that billion-dollar valuation which you’re going for.

– [Romil] Yeah, now, look, and that’s very well said, and I think it’s a very fair summary. Again, our shareholders, starting with ABRY, that owns the majority of our shares today, the private equity company, are not taking $1 off the table in this transaction, right?

– Sure.

– They’re just converting their original equity dollars into public company stock which, again, goes to show you confidence they have.

– 100%.

– In the future, the return on the investment they’ve made. They’ve allowed us to invest $50 million into this investment, into this transformation these last three years. And they know the return on that investment is to come. I mean, it’s funny, like, you know, one of the ABRY guys was recently joking with me that maybe they’re still shareholders 10 years from now. You know, we’re that interesting. Yeah, so it really is a strategic move. I think that’s what we summarized. Yeah.

– [Ryan] Yeah, that’s a huge testament to just kind of the path you’ve been on and where you guys are going, you know? If they’re trying to keep their investment in the same stake they’ve had, transferring over, obviously, to public shares makes total sense in this situation, but, you know, they’re not trying to get out and, you know, cash in. So that’s fantastic. It’s very exciting to kind of see where you guys are headed. And speaking of kind of the direction, you took over in 2017, I believe, correct?

– [Romil] That’s correct. Late 17’, fourth quarter. Yep.

– [Ryan] Fantastic. So talk a little bit, I know we’re kind of going backwards here for a second, but it’s gonna lead into kind of our future discussion that follows, but 2017, where was KORE, you know, and now where is KORE in your mind? Kind of what does it look like today, what is that journey that you’ve been on? And, you know, that ties in really well to what we just talked about as far as why now is the time to go public. So just talk to me a little bit, you know, briefly here about kind of that journey, and how you’ve seen the evolution of the market, and how you kind of timed KORE to be where it is now.

– [Romil] Yeah. So look, so KORE, and at the end of ’17, here’s the good news, right? The good news was sort of the board handed all of us the new leadership team that came together largely about three years ago. You know, a very nice IoT connectivity asset, right? An asset that was built with the thesis of the multi-multi-multi-connectivity proposition. Now, what does that mean? It means multiple regions or multiple countries of the world, multiple technologies, multiple devices, multiple networks, right? Whatever the customer needs, whatever the use case needs, wherever they need it, multiple protocols and connectivity bearers, we could connect you anywhere in the world. Now, it was very, very difficult to execute on that thesis. Almost impossible to execute on that thesis organically, right?

– Right.

– [Romil] Because just getting one integration done with one key MNO, should they even allow it. And I’m talking of course carriers currently that we have today, right? The Telstras and the Telephonicas, and the Vodafones and AT&Ts, and Verizons. And so, you know, just of those can be a one to two year timeline, a one to $2 million worth of cost, and, and, and, and, and. And certainly, you know, 20 years ago when KORE first started as a little M2M IoT front-end kind of connectivity platform, first for Rogers in Canada, and then for AT&T in the US, you know, in those days we were the channel to market for these MNOs because they didn’t have IoT groups of their own. Now, you know, a decade later by around the 2010 timeframe, carriers started to kind of jump in there themselves and get a little bit, right.

– Right.

– [Romil] IoT, you know, practice and direct to market kind of sales teams in them. So that changed the dynamic. So they were now less likely to give companies like us these deep integrations into their OSS/BSS stacks to build these businesses. And so the way ABRY and the KORE founders partnered up and went after this thesis of connectivity was to do it inorganically. We did three, four acquisitions after ABRY got here. And two or three of them had been done even before ABRY arrived. And so there was a period of time where there was a transformational set of acquisitions between, I’ll call it, 2012 and 2016, okay? But again, the good news from all of that and all of that investment, and equity was that a very nice asset was handed to us. But it was connectivity. And there was work to be done to deliver the proposition. So we went to work from sort of a transformation type standpoint on on a five-year transformation plan. The first phase of that transformation was really to double down into connectivity and build our own core network, but also then to expand into solutions and analytics. And so if I was to just take the quick version of the transformation story ’cause there’s an entire question right there about the transformation, but let me do the quick version of it to answer your questions. If you fast forward about to where we are today, you know, KORE has changed from being a company that was connectivity focused, that a customer would call us when they got towards the end of deploying their solution, and said, “Oh, we need somebody to help with connectivity now. Let’s call somebody,” to a company that does connectivity solutions analytics who’s sort of mission statement is to actually help our customers deploy successfully, to actually, right, design and deploy successfully, to manage seamlessly, to scale confidently and securely. So a much broader set of capabilities, and as I like to say, a journey from three to 30, right? So from 3% of the IoT market that we used to address as connectivity only, we now aspire to hit 30% of the IoT market with our broader capabilities across connectivity solutions and analytics.

– [Ryan] Fantastic. And are you handling most of the deployments and solutions that are coming to market with your customers within the walls of KORE or are you partnering with organizations to help bring these to market? And the reason I mentioned this is I watched the video that came out recently that you were talking about how to bring a solution to market, it takes a high number of companies to put these together, which is why we don’t get out of the pilot phase very often, why IoT is very complex at least to the end user, right, or to the company looking to bring IoT into their business or for their business of their clients, is they just don’t know where to begin. It’s much easier if one company kind of come in, systems integrators usually play this role, come in to be able to help them get from the beginning of their IoT journey all the way to scale. And so I’m just kind of curious if you could touch on that for a second.

– [Romil] Yeah, and also what a fabulous set of questions really, and I appreciate the research you’ve clearly done to prepare for this conversation and to watch the… I mean, the video just went out today with the press release, so that’s pretty cool that you’ve seen it already. But yeah, look, you know, I think the video is a nice, you know, relatively short watch that I think makes it sort of, you know, more accessible for people to understand what we do, right?

– Right. And so I hope your audience takes a minute to go see it. I certainly would say that that’s a better video to watch rather than our 60-minute investor presentation. The other one is a little longer and more complex. But yeah, so let me answer the question. The two key statistics that support what you just said, the complexity, the number of partners one needs to launch an IoT solution, and, by the way, your point about stalling POCs and pilots, right? So Cisco had a study back when I was joining KORE. I remember reading where they said almost 2/3 of all POCs and pilots actually stall or fail, which is shocking, right?

– Right. Now, of course, those were results from largely from the first half of last decade, right? But still, you know? And even while we’ve learned since then, that was a shocking statistic. And then the other statistic that the Venerable Consulting firm had out there was 18 partners on average to launch one end-to-end solution. Now look, that may have gone down over the last few years, maybe it’s even trending down towards 10 or 12, but look, it’s still too many. Having 10 to 12 partners is still too many. And so to have a solution integrator, right, of a sort, and you mentioned the size, sure, I mean, you know, if you can afford to spend many millions of dollars on an Accenture, right? You know, maybe you’ll maybe you’ll hire them to help you with you’re IoT. But for the rest of the enterprises and companies out there, and certainly our smaller solution provider companies, we think it’s tremendously useful to, as the video says, start with one, start with KORE, right? And let us bring that ecosystem to you. Let us bring the power of the IoT ecosystem to you. Now, we have worked hard to take a number of services and capabilities that we had for ourselves. And we had order management, Ryan, for ourselves. We had configuration management for ourselves ’cause we used to order SIMs and other things, and then ship them from our warehouses, right. So we used to do all of this ourselves and have done for 20 years. And so expanding that capability to include devices to go with SIMs was relatively easy, right? And then we’ve flipped those services around, sort of armor-plated them, and made them customer facing, saying, “You don’t need to build all this if you don’t want to. As you build your solution or deliver your solution to to other customers of yours, we can just help you do that.” And so, you know, we have this… I love this framework. It’s sort of our seven by seven. It’s really the seven big steps that a customer has to take on their journey to deploy an end-to-end solution. We take those seven steps, and actually there’s seven deliverables in each of these major steps, hence the seven by seven term, but we take each of those and we can map those, and we tell our customers transparently, “We will do these for you.”

– Right.

– [Romil] In some of these we will actually partner because, again, IoT is an ecosystem play.

– Course. Of course.

– And we orchestrate that ecosystem for them. And in some areas we completely outsource it and just hand it to a partner. And so now it becomes this great conversation with a customer who’s launching a solution, right? Which is, “Okay, how much of this seven by seven do you have covered, have you thought about?” Inevitably, they go, “Oh man, I hadn’t even thought about this one and that one, and that one,” right?

– Right.

– Kind of as they look at the chart. So it’s a great conversation of sort of self-discovery, of what else they need to take care of to be successful. Then it becomes, at KORE, “Can you just do this for us?” Or, yeah, if KORE, you don’t do it, you know, but you have partners or potential partners for us in these areas that we’re happy to just give them the names, and they can pick ’em. Or equally they might just say, “KORE, you just run the whole thing.” So that notion of a one-stop shop or sort of IoT in a Box, as our investor deck kind of phrases it, we think is really, really important. And this, undoubtedly, a little bit of exaggeration, Ryan, as I sum this up, but what I like to say to folks is our jobs is to not just to make IoT work for our customers, but for us to take their typical, let’s say, 18 months time to launch and bring it down to 18 weeks.

– Of course.

– And that 18 months down to 18 week is worth its weight in gold to a customer trying to launch a solution.

– [Ryan] 100% agree. You know, being able to kind of show that, especially during the pilot and the POC phase, is being able to show that return on investment as quickly as possible for them to be able to justify internally why they need to go to scale is one of the hardest things, I think, in IoT right now.

– Exactly.

– A lot of companies, I think, are missing the boat on how to do that effectively. So being able to do that with the approach that KORE is taking, I think, is fantastic and a very strong play going forward just because seeing how complex IoT is and why complexities actually kills IoT at times at least in the eyes of those that are trying to adopt it. And if a company like KORE can take those complexities, simplify them, and make it something that is easily digestible and more quickly to market for those customers, the more likely we are to see adoption across the industry increase, which is just good for everybody.

– Exactly. Exactly.

– [Ryan] So we’ve taken time here to talk about the journey of KORE from when you took over to now. We talked about the IPO. We talked about kind of just generally how the market has taken shape, but I wanna go a little more forward thinking here as we kind of finish up this conversation and hear from you a little bit more about your vision for IoT. As we look forward, what are the most emerging trends that you are focused on or you think are most important for us to focus on? And then, generally, what does the future of IoT look like and the opportunity that a future kind of affords for enterprise companies?

– [Romil] Yeah, now look, that’s a great, great question. Let me say a few things, though, about why we feel like that journey, that 12 billion to 75 billion device journey, is real, right? ‘Cause Ryan, you know, and I don’t know if you were in the industry 10ish years ago, but 10ish years ago, analysts were saying we’ll be at 20 billion by the end of 2020, right?

– Right.

– [Romil] And we ended up at 12. So, you know, not a whole lot more than half of what people were saying or 60% of what people were saying. And so you say, “Why?” right? Well, the “why” is all of these complexities that you’ve referred to. And in fact, you know, over the last couple three years, I’ve keynoted several times on the top challenges that affect us when we’re trying to deploy IoT. We’ve talked about a couple of those like the fragmented ecosystem, the multiple partners point, the lack of in-house IoT expertise and resources point. We haven’t talked about others like IoT security and all the risks and pitfalls that come with that. Like all of the compliance and regulations issues which many times our customers aren’t even aware, right? I mean, they’re in a medical type field, they’re touching medical devices and they don’t have all of the ISO certifications and FDA regs, and HIPAA regs, and everything else that, for example, our centers do to be able to handle, at scale, connected health devices. The challenges of interoperability compatibility across technologies and protocols, on and on and on and on, right?

– Right.

– [Romil] And that’s before you get to meaningfully being able to, you know, manage streaming not just big data, but streaming big data, right? And then contextualizing it and analyzing it. And so there’s all of these challenges out there that have slowed us down in the past. And I would start by saying that many of these challenges are starting to get managed. The cost side of things is getting to where, right, the device costs and module costs, and so forth are getting low enough to where there’s a business case to almost connect anything, right? The carriers have come out with these low-power, wide-area networks built for IoT specific networks.

– 100%.

– [Romil] Right? NB and CAT-M, and one of these sorts of things. And as we get better and better at using battery power to go with those low-power type networks and low-power devices, mow these things can last 10, 12, 15 years out there as opposed to five, seven, nine. And all of that is helpful to the business case of deploying, you know, IoT, right? And so we think this next decade. The reason this is the decade of IoT is ’cause the cost points are better, the business cases are clearer, we’ve learned a lot of the lessons, companies like KORE are coming out with leading propositions around IoT in a Box. You know, a one-stop shop. Let me help you get there. The companies that have been successful that have had, let’s say, the fortitude to stick with their IoT solutions even though they might’ve had some stumbling around at the beginning are finding that this is helpful in so many ways they never thought about. They can use the data in so many different ways. It builds on itself. The value just continues to build on itself. And so they’re going, “Okay, so we’re going from a decade of, I’ll say, experimentation and largely regional deployments to a decade of global, multi-regional deployments, right?” This is now where people are going, “Okay, by 2030, we’re gonna be in a fully-connected planet. Everything that I manufacture needs to be connected out there. And so how are we gonna get that done?” Right? And so I think that is what’s fueling the excitement. And while, yes, on the one hand it feels sometimes like we’re getting more complex, there’s more networks, there’s now these BWA networks, there’s unlicensed, there’s 5G, when will 5G be real, you know? And as soon as that stops, will 6G be an even bigger problem. It feels like, “Oh my God, there’s even more complexity.” But when you work with someone that understands what those networks are for, when you need to start to get worried about them, that sort of trusted advisor, you’ll find that all of this stuff actually is helpful to us, and all we have to do is kind of, you know, get our heads in this thing and get our share of the flow. So, I mean, look, I mean, I could not be more excited. We’ve seen, as I said before, we’ve seen fleet and telematics lead the way. We’re seeing connected health catch up in leaps and bounds. The 15 months of the pandemic have been like 15 years in terms of adoption and acceleration. And we think, you know, industry for auto, the promise of IoT is coming fast, asset monitoring. Everything is gonna be monitored. The whole communications services industries, whether you’re an NVNO or a NVNE yourself, or enterprises who want total control of their network and become more NVNO-like themselves. You know, we think those are the next three big industries, so that’s why KORE is singularly focused now on a go-to-market by industry across those five. So that’s sort of how we view the building excitement in these next 10 years.

– [Ryan] Fantastic. Yeah. One of the things you mentioned in there about all these new technology, especially on the connectivity side, people view them as complexities, but it takes a company like KORE to be able to simplify that and kind of change the narrative from IoT is complex to IoT is filled now with more opportunities to find the exact components to match your use case to make it affordable, may bring down time to market, and, you know, make it plausible to actually adopt IoT now than it was five years ago. And I think it’s important for organizations within the IoT space to keep pushing that narrative that more choices is actually better in this industry, and to build those tailored solutions as opposed to only having to kind of take, you know, square pegs put them in round holes kind of thing to make it work, to then not really meet potentially other ROI metrics such as cost and things like that where you may have, you know, more expensive connectivity for something that doesn’t need it or more expensive hardware for something that doesn’t need it. And now that we have these opportunities, it makes IoT more plausible to be adopted by companies of all sizes, all industries, and all problems that are trying to have solved. And it takes organizations like KORE to be able to push that narrative so that the industry as a whole benefits.

– [Romil] Now that’s fabulous. That’s really, really well said. And, you know, the other thing that, right, that has obviously been a problem for folks is this, you know… So there used to be this dichotomy of short-range stuff or long-range stuff. And when you’re short range, you can just put a WiFi in there or Zigbee in there, and all this sort of stuff. And it turns out that for many of the more mission critical, and frankly, you could argue for most all use cases of IoT, an always-on technology like IoT or like cellular, right, or satellite, you know, is just so much better. Right?

– Right.

– [Romil] And so, you know, one of the things people don’t recognize about what’s going on without IoT this next decade is, you know, we talk a lot about the 12 billion devices that were connected at the end of 2020.

– Yes.

– [Romil] But the fact is that about 80% of those, and maybe that’s a bit of an exaggeration, but let’s say it’s between 75 and 80% of those are connected by short-range technologies, Bluetooth and WiFi, right?

– Right.

– [Romil] As we’re going to the 75 billion IoT device mark, that number will actually go from being 75 to 80% to being more like 45 to 50% short range. So there not just is, right, the 12 to 75, a massive explosion, that tidal wave as I said before, on devices. The fact is that as we’re doing that, the mix is shifting significantly to long-range technologies ’cause again, like, you know, my father has a little monitor in his heart that is read all the time by a cardiac rhythm monitoring gateway device that ships data back up.

– Right. Right. Right.

– Now, I don’t want that thing working on WiFi, right?

– Of course not.

– [Romil] I mean, without power it doesn’t work. When there’s a storm in Texas where he lives it doesn’t work. I mean, it’s just, I’m sorry, that it’s a non-starter of a conversation. And so, you know, just like as consumers we wanna be always on, I wanna be able to turn my device on, I wanna be able to sync my data at all times, I want all my devices to know what I was doing, where I left off, it’s no different, right, in the IoT world. It’s the always-on technologies are gonna be helpful. And how these come together. It’s actually not just about Bluetooth or cellular, or this or that. It’s together. There’s a Bluetooth bit from my dad’s monitor to the device next to his bed. And then there’s cellular connectivity bringing it back. And all of that has to come together. And that’s where, you know, the KOREs of the world fit in.

– [Ryan] 100%. As we wrap up, I wanted to ask you one last question kind of about KORE’s IoT work as it relates to COVID-19 ’cause I know there’s some interesting things to talk about there. But just briefly, can you talk a little bit about… I know KORE was working in two of phase III clinical trials for COVID-19. Can you talk a little bit about what you guys did there? And then we’ll wrap up with kind of some final questions there.

– [Romil] Yeah, no, absolutely. Look, I mean the connected health focus area I would probably, you know, well, I know I can, not probably, I know I can share this with your leaders and with your listeners because it was our largest industry in 2020, right? About a third of our business was connected to health last year, and we expect that to continue for awhile. In fact, you know, connected health may take a little bit of share, if you will, inside of KORE before it’s done, right?

– Right.

– [Romil] The main use cases inside of connected health that we’re focused in are cardiac rhythm monitoring, the example I was just talking about, just because it’s such a large use case by itself. We’re in all kinds of chronic disease management, right? So think any chronic disease from, you know, heart disease to the asthma breathing COPD, that whole area, to diabetes, right? And continuous glucose monitoring solutions and RPM solutions, and, and, and, and, right? I mean, I think we all know the top five, top seven chronic diseases. And all of those diseases we can manage with our unique ability to bring devices, to configure those devices, to have all the regulatory and compliance certifications to be able to actually do it, and then to just ensure that it connects and it goes. And then you spread that to medical equipment diagnostics, which is kind of where asset monitoring meets connected health, but it has all this special regulation, and it really is a healthcare use case, right? Then you get all the way down into sort of clinical trials which is where you asked your question. So let’s start with, you know, a little bit of description of why “IoT and clinical trials.” And by the way, let me start by saying most of our customers don’t actually think they’re in IoT.

– Yeah.

– Right?

– [Ryan] Oh, no, I totally agree. And it’s interesting because the way that I feel like the market is missing the boat is the way they kind of market IoT to the outside world. At times they push IoT, they push the acronym, but the only people who really understand that are the people who live and breathe IoT and work in the industry.

– That’s right.

– [Ryan] Others are just looking for a solution to their business problem, or, you know, looking on ways to optimize their organization. They’re not looking for IoT solutions. IoT is just kind of how it gets done.

– [Romil] That’s exactly right. The fact that there is, you know, connectivity underneath. And so you take a clinical trial, and you say, “Okay, to make a really robust trial…” I mean, you could run trial more narrowly in a few countries, in Western Europe, and call it a drug trial, but, I mean, to really run a robust drug trial you know, the pharma company, you know, ideally would like to run a trial in something like 75 to 80 countries over a three-year period, maybe longer, right? And without getting into all the details of sort of the five phases of drug trials, et cetera. The fact is that that critical third phase that you talk about where devices are actually out, you know, or there are groups of individuals that are signed up for this trial that could, right, could be where we could leverage devices to gather the data, leverage technology to gather data instead of literally manually writing things down, people coming into clinics every now and then, which, again, limits how many countries you can do it, it’s huge. For this notion of remote clinical trials or decentralized clinical trials is massive, and it’s all IoT enabled. So while our customers believe that they’re in the business of well, you know, running continuous glucose monitoring and helping diabetes patients, or indeed CROs who run clinical trials on behalf of large pharma companies that they may think their job is I run clinical trials, but it’s a very IoT-enabled use case inside of it. And we, again, can bring all of those unique capabilities, right, of leveraging devices and all of our services to connect you anywhere. And connecting you in 80 countries, just getting devices into 80 countries in the world can be a daunting, daunting task if you haven’t tried it before. And so, yeah. So that’s kind of where we help. And, you know, there’s ePRO and eCOA. And I’ll start to get into a little bit of mumbo jumbo for the average listener, but the fact is that, you know, we think as the world goes less than 10% of clinical trials leveraging technology to really close to 100%, why wouldn’t you? You know, it’s gonna be a massive growth driver for us as well.

– [Ryan] Absolutely. Well, this conversation has been probably one of my favorites in 120 plus episodes that I’ve done, so I really appreciate the time. But the last thing I wanted to ask you is if our audience out there wants to learn more about KORE, kind of stay up to date on what’s going on over there, what’s the best way to do that and if there’s any last kind of minute things you wanted to mention about what’s going on over on your end, now’s the time.

– [Romil] Yeah. No, I appreciate that. Again, thanks for having me. Thanks for all the work and research you’ve done, you know, to really set up a high-quality conversation. It’s, you know, highly dependent on that, obviously, to make it a great conversation. So thank you, Ryan. Let me say a couple of things.

– Absolutely.

– [Romil] Look, in terms of how do you stay up with KORE, I mean, look, you know, we have no real reason to believe that we won’t be successful with the the SCC approvals and so on and so forth, and so hopefully as as a public corporation in Q3 and then beyond we’ll be more transparent than ever, right? I mean, there will be earnings releases and other, yeah. And we’re big believers in thought leadership. We’re always out there talking and being on webcasts, and so forth. So I think there’s lots of opportunities for people to follow up, but equally, you know, do not hesitate to reach out to myself or Landon Garner, our chief marketing officer, you had mentioned earlier. And then we will obviously make sure that we’re attending to it. But look, I mean, I think as my parting comment as you allowed me to say one other thing, I planned it, it’s really this, right? I mean, you can sit and say, “Is it really going to get to 75 billion devices, Romil, by 2030?” There’s no real way for me to prove that, right? And the skeptics will say, “Well, they said 20 billion by 2020. It was only 12.” Okay. So let’s say 75 billion devices doesn’t happen until 2031 or 2032. The fact is it’s going to happen. The fact is you’ve got to get in this game because when you get in the game, you learn and you figure things out, and it builds on itself and the value builds on itself. The business case gets better and better, and better.

– 100%.

– [Romil] And, you know, we stand ready to help and with our one-stop shop. And we hope that when you do start with one, that you will start with KORE. Thanks very much.

– [Ryan] Absolutely. It’s been great to have you. Thanks again for your time. Totally agree with pretty much everything you said today. So it’s been a great conversation, and thanks for sharing your insights with our audience and we hope to have you back sometime after you guys go public.

– Cheers, Ryan.

– [Ryan] All right, thanks. All right, everyone, thanks again for joining us this week on the IoT for All podcast. I hope you enjoyed this episode. And if you did, please leave us a rating or review and be sure to subscribe to our podcast on whichever platform you’re listening to us on. Also, if you have a guest you’d like to see on the show, please drop us a note at ryan@iotforall.com and we’ll do everything we can to get them as a featured guest. Other than that, thanks again for listening and we’ll see you next time.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.